As filed with the Securities and Exchange Commission on July 26, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nautilus, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

63910B102

(CUSIP Number)

Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      July 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102	Page 2 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,277,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,277,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,277,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 3 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,277,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,277,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,277,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,277,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,277,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,277,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,277,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,277,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,277,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 536,536
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 536,536
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,536
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 7 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund B, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 804,805
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 804,805
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,805
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 8 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nottingham Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,936,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,936,141
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,141
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 9 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,277,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,277,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,277,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 63910B102	Page 10 of 16 Pages

Item 1.                      Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”). The principal executive offices of the Issuer are located at 16400 S.E. Nautilus Drive, Vancouver, Washington 98683.

Item 2.                      Identity and Background.

This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member”);

(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”);

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”); and

(viii)	Edward J. Bramson (“Bramson”), a citizen of the United Kingdom and the managing member of Sherborne Investors GP and Sherborne Management GP.

Each of the Reporting Persons has a business address at 135 East 57th Street, New York, NY 10022.

The principal businesses of each of the Reporting Persons other than Mr. Bramson are as follows:

•	Each of the Funds is engaged primarily in the business of investing in securities;

•	The Managing Member is engaged primarily in the business of serving as managing

CUSIP No. 63910B102	Page 11 of 16 Pages

member of the Funds;

•	Sherborne Investors GP is engaged primarily the business of serving as the general partner of the Managing Member;

•	Sherborne Management is engaged primarily in the business of serving as investment manager of the Funds; and

•	Sherborne Management GP is engaged primarily in the business of serving as the general partner of Sherborne Management.

Mr. Bramson’s present principal occupation or employment is (i) serving as the managing member of Sherborne Investors GP and Sherborne Management GP and, as such, managing the investment activities of the Funds and (ii) serving as Executive Chairman of Spirent Communications plc (“Spirent”), a global communications technology company listed on the London Stock Exchange (the “LSE”), having an address at Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL, UK.  Investment vehicles managed by affiliates of Mr. Bramson own approximately 15% of the outstanding ordinary shares of Spirent.  Previously, Mr. Bramson served as Chairman and a director of (i) Ampex Corporation, a manufacturer and seller of specialized data recording devices and a licensor of proprietary digital video technologies listed on the NASDAQ Stock Market, (ii) Elementis plc, a global specialty chemicals company listed on the LSE, and (iii)  4imprint plc, a U.K. promotional products company listed on the LSE. Investment vehicles managed by affiliates of Mr. Bramson effected operational turnarounds with respect to, and invested in, Elementis and 4imprint.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required by Instruction C to Schedule 13D with respect to the members and managing directors of Sherborne Investors GP and Sherborne Management GP (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.                      Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 6,277,482 Shares owned by the Funds is $64,253,194, including brokerage commissions. The Shares owned by the Funds were acquired with such Funds’ available funds.

Item 4.                      Purpose of Transaction.

The Reporting Persons and the Covered Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment

CUSIP No. 63910B102	Page 12 of 16 Pages

opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons and the Covered Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons and the Covered Persons may or may not increase their position in the Issuer through, among other things, the purchase of additional Shares or derivative securities, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons and the Covered Persons may deem advisable.

The Reporting Persons and the Covered Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons and the Covered Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and the Covered Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.  The Reporting Persons and the Covered Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons and the Covered Persons may deem relevant, the Reporting Persons and the Covered Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning opportunities that the Reporting Persons and the Covered Persons believe may exist to improve the business, operations, financial condition and strategic direction of the Issuer, communicating with other shareholders of the Issuer, seeking representation on the Issuer’s Board of Directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a) and (b) The following describes the direct and indirect interests of the Reporting Persons in the Shares:

•	Strategic Fund A is the direct beneficial owner of and has the sole power to vote and dispose of 536,536 Shares;
•	Strategic Fund B is the direct beneficial owner of and has the sole power to vote and dispose of 804,805 Shares;
•	Nottingham is the direct beneficial owner of and has the sole power to vote and dispose of 4,936,141 Shares;
•	The Managing Member, as the managing member of the Funds, is the indirect beneficial owner of and has shared indirect power to vote or dispose of 6,277,482 Shares;
•	Sherborne Investors GP, as the general partner of the Managing Member, is the indirect

CUSIP No. 63910B102	Page 13 of 16 Pages

beneficial owner of and has the shared indirect power to vote or dispose of 6,277,482 Shares;
•	Sherborne Management, as the investment manager to the Funds, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 6,277,482 Shares;
•	Sherborne Management GP, as the general partner of Sherborne Management, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 6,277,482 Shares; and
•
Edward Bramson, as the managing member of each of Sherborne Investors GP and Sherborne Management GP, is the indirect beneficial owner of and has the sole indirect power to vote or dispose of 6,277,482 Shares.

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 31,545,136 Shares issued and outstanding as reported by the Issuer in its Form 10-Q for the Quarterly Period March 31, 2007.

The Covered Persons do not beneficially own any Shares.

(c)           During the past sixty days through the date of this report, the Reporting Persons purchased Shares in the open market as follows:

Sherborne Strategic Fund A, LLC

Trade Date	# of Shares	Price/Share
07/05/2007	6,410	12.06
07/06/2007	76,826	12.03
07/09/2007	17,553	12.11
07/10/2007	31,323	12.01
07/17/2007	134,786	9.99
07/18/2007	64,103	9.90
07/23/2007	133,974	9.20
07/24/2007	69,402	9.18
07/25/2007	2,159	9.20

Sherborne Strategic Fund B, LLC

Trade Date	# of Shares(1)	Price/Share
07/05/2007	9,615	12.06
07/06/2007	115,239	12.03
07/09/2007	26,329	12.11
07/10/2007	46,985	12.01
07/17/2007	202,179	9.99
07/18/2007	96,154	9.90
07/23/2007	200,961	9.20
07/24/2007	104,104	9.18
07/25/2007	3,238	9.20

CUSIP No. 63910B102	Page 14 of 16 Pages
______________
(1)	The sum of these numbers does not match the total amount listed above as beneficially owned by Strategic Fund B due to rounding.

Nottingham Investors LLC

Trade Date	# of Shares(1)	Price/Share
07/05/2007	58,974	12.06
07/06/2007	706,798	12.03
07/09/2007	161,486	12.11
07/10/2007	288,174	12.01
07/17/2007	1,240,035	9.99
07/18/2007	589,744	9.90
07/23/2007	1,232,565	9.20
07/24/2007	638,503	9.18
07/25/2007	19,863	9.20

______________
(1)           The sum of these numbers does not match the total amount listed above as beneficially owned by Nottingham due to rounding.

The Covered Persons have not purchased any Shares during the past 60 days through the date of this report.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons and the Covered Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and the Covered Persons and between the Reporting Persons and the Covered Persons and any other person with respect to the Shares.

Item 7.                      Materials to be Filed as Exhibits.
Exhibit No.	Description
1.	Joint Filing Agreement, dated July 25, 2007

CUSIP No. 63910B102	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2007

SHERBORNE INVESTORS LP

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

CUSIP No. 63910B102	Page 16 of 16 Pages

SHERBORNE STRATEGIC FUND A, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

NOTTINGHAM INVESTORS LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

EDWARD BRAMSON

/s/ Edward Bramson
Edward Bramson

Schedule I

Information with respect to Members and Managing Directors of the Undersigned

Other than with respect to Mr. Bramson, for whom information is provided under Item 2 of this Schedule 13D, the following sets forth as to each of the members and managing directors of Sherborne Investors GP and Sherborne Management GP, his name, his business address and his present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.  Mr. Craig L. McKibben and Mr. Gerard L. Eastman are managing directors of Sherborne Investors GP and Sherborne Management GP and have a business address at 135 East 57th Street, New York, NY 10022. Mr. McKibben also serves as Chief Financial Officer and a Director of Ampex Corporation, a Delaware corporation, engaged in the manufacture and sale of specialized data recording devices and licensing of proprietary digital video technologies, having an address at 1228 Douglas Avenue, Redwood City, CA 94063. Mr. Eastman also serves as a Director of Spirent.  Mr. McKibben and Mr. Eastman are citizens of the United States.

None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 1

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of common stock, no par value,  of Nautilus, Inc., and any future amendments thereto as may be required from time to time.

Dated:  July 25, 2007

SHERBORNE INVESTORS LP

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND A, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

NOTTINGHAM INVESTORS LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

EDWARD BRAMSON

/s/ Edward Bramson
Edward Bramson